UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: October 13, 2017

CORRECTING and REPLACING Buenaventura Announces Third Quarter 2017 Production and Volume Sold Per Metal Results

CORRECTION...by Compañia de Minas Buenaventura S.A.A.

LIMA, Peru--(BUSINESS WIRE)--October 12, 2017--In the table titled "3Q17 Production per Metal and 2017 Operating Guidance (100% basis)", in the section labeled "Gold", the number for Yanacocha at 3Q17 (Actual) should read 141,923 (instead of 247,321) and the number for 9M17 (Actual) should read 400,400 (instead of 505,798). Also, in the section labeled "Zinc (MT)", the number for El Brocal at 9M17 (Actual) should read: 40,727 (instead of 29,069).

The corrected release reads:

BUENAVENTURA ANNOUNCES THIRD QUARTER 2017 PRODUCTION AND VOLUME SOLD PER METAL RESULTS

Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 3Q17 production and volume sold results as well as 2017 operating guidance (100% basis).

3Q17 Production per Metal and 2017 Operating Guidance (100% basis)

	1Q17 (Actual)	2Q17 (Actual)	3Q17 (Actual)	9M17 (Actual)	2017 (Estimated)
Gold (Oz.)
Orcopampa	42,332	46,917	51,672	140,920	190k - 200k
Tambomayo	0	12,454	24,115	36,570	60k - 90k
La Zanja	32,255	30,647	33,569	96,471	115k - 125k
Tantahuatay	31,245	31,725	43,320	106,290	145k - 155k
Yanacocha	137,621	120,856	141,923	400,400	530k - 560k

Silver (Oz.)
Uchucchacua [1]	4,021,722	4,311,194	4,121,319	12,454,235	17.0M - 18.0M
Julcani	666,236	647,883	643,051	1,957,169	2.6M - 2.8M
Mallay	320,372	380,369	216,637	917,378	1.0M - 1.3M
Tambomayo	0	295,379	678,828	974,207	1.6M - 1.9M
El Brocal	1,044,908	976,757	1,015,170	3,036,835	3.5M - 4.5M

Zinc (MT)
El Brocal	16,903	12,166	11,658	40,727	50k - 60k
Uchucchacua [1]	1,882	2,949	3,891	8,722	10k - 12k
Mallay	2,174	2,244	1,403	5,821	7.0k - 9.0k
Tambomayo	0	59	761	820	2k - 5k

Copper (MT)
El Brocal	11,155	10,308	11,531	32,994	50K - 60K
Cerro Verde	118,744	118,071	TBA	TBA	500k - 550k
1. Production from 3Q17 considers 139,336 Ag Oz and 170 Zn MT from Uchucchacua´s material treated in Mallay´s processing plant.

3Q17 Volume sold per Metal(100% basis)

	1Q17 (Actual)	2Q17 (Actual)	3Q17 (Actual)	9M17 (Actual)
Gold (Oz.)
Orcopampa	42,101	42,821	54,544	139,466
Tambomayo	0	4,840	26,799	31,639
La Zanja	32,570	31,105	34,662	98,338
Tantahuatay	30,493	32,103	41,621	104,217

Silver (Oz.)
Uchucchacua	3,732,401	3,651,304	4,452,812	11,836,518
Julcani	912,656	394,077	829,755	2,136,488
Mallay	311,157	309,975	160,298	781,431
Tambomayo	0	81,454	656,070	737,524
El Brocal	825,740	750,077	831,154	2,406,971

Zinc (MT)
El Brocal	14,102	9,849	9,884	33,835
Uchucchacua	1,118	2,180	3,291	6,589
Mallay	1,472	2,169	1,132	4,773
Tambomayo	0	0	491	491

Copper (MT)
El Brocal	9,806	10,018	11,243	31,066

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache and is developing the San Gabriel project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release

CONTACT:
Compañia de Minas Buenaventura S.A.A.
In Lima:
Carlos Galvez, 511-419-2540
Chief Financial Officer
or
Rodrigo Echecopar, 511-419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
In NY:
Barbara Cano, 646-452-2334
barbara.cano@mbsvalue.com